Bradley T. MacDonald & Associates

                           Supplement
                               to
                         Proxy Statement
           In Opposition to the Board of Directors of
                         HealthRite Inc.

            ________________________________________

                 Annual Meeting of Stockholders
                 to be held on December 17, 1997
            ________________________________________

          This Supplement to Proxy Statement is being furnished to the stockholders of HealthRite Inc. ("HealthRite" or the "Company") in connection with the solicitation by a committee consisting of Bradley T. MacDonald, David M. Green, Ronald O. Hauge, David H. Panasci, Beverly L. Valore, Reed Vordenberg, and Charles Richard Walgreen, Sr. (the "Committee") of proxies for use at the annual meeting of stockholders of HealthRite scheduled to be held on Wednesday, December 17, 1997 at 10:00 A.M. Eastern time (the "Annual Meeting").

          This Supplement amends and supplements the Committee's proxy statement dated December 5, 1997.

                          The Committee

          The Committee was organized on November 10, 1997, and the Committee's members intend to vote for the Committee's nominees for election as directors of HealthRite. According to the Board's Proxy Statement, seven directors are to be elected at the Annual Meeting. The nominees for election as directors of HealthRite receiving the most votes, in person or by proxy, at the Annual Meeting will be elected to serve as HealthRite's directors. Because no set percentage or number of votes is required for election as a director, it is impossible to predict the number of votes required to elect any nominee as a director. Accordingly, every vote counts!

                 Experience of Committee Members
                    With Major Retail Chains

          The Committee believes that certain of the Committee's nominees have extensive knowledge and experience, in an executive capacity, with major retail chains. For example, Charles Richard Walgreen, Sr. was Executive Purchasing Manager in the Marketing/Purchasing Department of Walgreen Company for 16 years; David H. Panasci was President and Chief Operating Officer with Fay's Incorporated for three years and spent 18 years in the Fay's organization; and David M. Green is the President and Chief Executive Officer of Southwest Supermarkets LLC and has been President of two other supermarket chains.

       Reasons for the Resignation of Bradley T. MacDonald

          Mr. MacDonald resigned as the President and Chief Executive Officer of the Company in August 1997 after serving in those positions for seventeen months. Mr. MacDonald resigned at the request of the Company's Board of Directors and as a result of disagreements with Warren H. Haber and John L. Teeger concerning the role of Founders Management Services, Inc. ("Founders") in the every day operations of the Company and the timing of payments of expenses and fees to Founders. Mr. MacDonald also objected to Mr. Horwitz's everyday involvement in marketing decisions as directed by the executive committee of the Board of Directors in July 1997 and the payment of additional consulting fees associated with any proposed agreement with Mr. Horwitz. In connection with his resignation, Mr. MacDonald and the Company agreed to convert Mr. MacDonald's employment agreement into a consulting agreement. Pursuant to the terms of the consulting agreement Mr. MacDonald's compensation remained at his base salary and the expiration date of his options was extended to March 31, 1998. Mr. MacDonald agreed not to make any disparaging remarks about the Company or its officers or directors. The agreement expires on December 31, 1997.

                    Reasons for Solicitation

          The Committee is opposing management's nominees for director because the Committee believes that the Company's operating results can be improved through more effective management. In addition, the Committee believes its nominees are better qualified to serve as directors of HealthRite than management's nominees. Although Bradley T. MacDonald and
Ronald O. Hauge are two of the Company's largest shareholders, there are other larger shareholders of the Company.

          The Committee has not performed any formal analysis of the Company's performance or its potential performance under the leadership of the Committee's nominees. The Committee has determined, however, that labor costs in Montana are substantially lower than in Baltimore (approximately $9.00 per hour in Montana versus approximately $15.00 per hour in Baltimore) and believes that consolidation of production of HealthRite's products in Montana will result in cost savings to the Company. No assurance can be given, however, that any cost savings can be achieved. In addition, the Committee intends to seek a tenant for the Baltimore facility presently leased by the Company or to negotiate an early termination of the lease. The Committee has not made any contract or arrangement regarding a tenant for such facility or entered into any agreement with the landlord regarding an early termination of the Company's lease.

          Although the Committee's nominees, if elected, intend to hire a sales specialist with experience in sales and distribution of consumer products to drugstore and supermarket chains, no assurance can be given that the Company will be able to hire anyone with such experience and knowledge. In addition, the hiring of such a specialist may increase the Company's compensation expense.

          The Committee's nominees, if elected, intend to hire Bradley T. MacDonald as President and Chief Executive Officer and Reed Vordenberg as President of HealthRite. There are no agreements or understandings with Mr. MacDonald or Mr. Vordenberg as to the terms of their employment. Mr. Vordenberg was a commissioned sales representative of the Company in 1997 for one transaction. The Company has not paid Mr. Vordenberg the commission he earned for such sale.

          The Committee does not intend to raise any matters or proposals at the Annual Meeting except to nominate the Committee's nominees for election as directors of HealthRite.
The Committee is soliciting votes FOR the Company's proposal to amend the Company's stock option plan.

                          Other Matters

          Mr. MacDonald intends to file a report on Form 4 with respect to his December 5, 1996 Stock Purchase.

          Mr. MacDonald failed to timely file a Schedule 13D relating to his ownership of 5% or more of the Company's stock.

          According to the Company's quarterly report, during the nine month period ended September 30, 1997, the Company incurred a net operating loss of $1,034,000. Mr. MacDonald was the Company's President during eight of those nine months.